                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

      ---------------------------------------------------------------------




           NOTICE OF CHANGE IN MAJORITY OF DIRECTORS PURSUANT TO 14f-1




                                 U.S. PAWN, INC.




                               Chase A. Caro, Esq.
                              Caro & Graifman, P.C.
                               60 East 42nd Street
                            New York, New York 10165

                               September 26, 1997

                                  VOTING SHARES

         As reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1997, the Issuer had 3,763,912 shares of common stock, outstanding, no par value, each share entitling the holder to one vote. Cumulative voting is not permitted.

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

         The following table sets forth the holdings of common stock, by each person (including any "group" as that term is used in section 13(d)(3) of the Exchange Act) who, as of the date hereof, is known to be the beneficial owner of more that five percent (5%) of any class of registrant's voting securities.

         The following persons are members of a "group" as that term is used in section 13(d)(3) of the Exchange Act.

                                                      Shareholdings
Name and Address                             Number                    Percent
----------------                             ------                    -------

Colin, Winthrop & Co., Inc.                  9,932                     0.26%
500 North Broadway, Suite 159
Jericho, NY 11753
Jack Skidell, President

Shelter Rock Securities Corp.                10,000                    0.27%
500 North Broadway, Suite 159
Jericho, NY 11753
Jack Skidell, President

Jack Skidell                                 16,687                    0.44%
500 North Broadway, Suite 159
Jericho, NY 11753

Sidney Gluck                                 23,500                    0.62%
190 E. 72nd Street
New York, New York 10021

Deedee Honigsfeld                            25,000                    0.67%
969 East End Street
Woodmere, New York 11598

Rodney Smith                                 250,000                   6.6%
3501 Wynnwood Street
Tyler, TX 75711

Anthony Balestrieri                          68,000                    1.81%
45 Hansel Road
Murry Hill, NJ 07974

Fred Schoenle                                7,500                     0.20%
1348 Gates Circle
Yardley, PA 19067

Claudia D. Schoenle                          23,500                    0.62%
1348 Gates Circle
Yardley, PA 19067

Fred & Claudia Schoenle, jointly             23,000                    0.61%
1348 Gates Circle                     (shared voting power)
Yardley, PA 19067

Gary Mason                                   18,000                    0.48%
7235 Royal Street West
Apartment No. 28
Park City, UT 84060

John Stamm                                   32,000                    0.85%
62-52 80th Road
Flushing, New York 11385

European Community Capital, LTD.             0                         0
300 Old Country Road
Suite 241
Mineola, NY 11501

David Stetson                                0                         0
European Community Capital, LTD.
300 Old Country Road
Suite 241
Mineola, NY 11501

Total for above "group" as that              507,119                   13.27%
term is used in section 13(d)(3)
of the Exchange Act


         Other persons, not members of the above listed group, who are beneficial owners of more that five percent (5%) of any class of registrant's voting securities are listed below:

Theresa R. O'Neill (6)                       306,250                   7.5%
2381 Juniper Court
Golden, CO 80401

Melvin Wedgle (1) (2) (4)                    607,388                   15.1%
7215 Lowell Blvd.
Westminster, CO 80030
(also member of
"management",
see below)


                        SECURITY OWNERSHIP OF MANAGEMENT

         The following table sets forth the holdings of common stock, by each person who, as of the date hereof, is a director or director-nominee and by all current directors and officers as a group.

                                                      Shareholdings
Name and Address                             Number                    Percent
----------------                             ------                    -------

Melvin Wedgle (1) (2) (4)                    607,388                   15.1%
7215 Lowell Blvd.
Westminster, CO 80030
(current director, remaining)

Gary A. Agron (1) (4)                        56,750                    1.4%
5445 DTC Parkway, Suite 520
Englewood, CO 80111
(current director, remaining)

Daniel B. Rudden (4)                         8,000                     *%
1 Sedgwick Drive
Englewood, CO 80111
(current director, resigning)

Stanley M. Edelstein (4)                     20,500                    *%
4343 South 96th Street
Omaha, NE 68127
(current director, resigning)

Larry M. Snyder (4) (5)                      20,500                    *%
3300 East 1st Avenue
Denver, CO 80206

(current director, resigning)

Charles C. Van Gundy                         31,750                    *%
7215 Lowell Blvd.
Westminster, CO 80030
(director-nominee)

Jack Skidell                                 16,687                    *%
500 North Broadway, Suite 159
Jericho, NY 11753
(director-nominee)

Mark Honigsfeld                              0                         *%
969 East End Street
Woodmere, New York 11598
(director-nominee)

All officers and                             713,138                   18.9%
directors as a
group

* less than 1%

(1) Includes currently exercisable stock options to purchase 6,250 shares as to Mr. Wedgle and 12,500 shares to Mr. Agron all at $2.00 per share until October 23, 2000.

(2) Includes currently exercisable stock options to purchase 220,000 shares at 1.81 per share until March 25, 2004.

(3) Includes currently exercisable stock options to purchase 1,250 shares at $5.12 per share until January 20, 1998, and 10,000 shares at $2.06 per share until March 25, 2005.

(4) Includes currently exercisable stock option plans to purchase 8,000 shares at $1.70 per share until December 28, 2005.

(5) Includes currently exercisable stock options to purchase 12,500 shares at $4.38 per share until January 16, 2007.

(6) Includes currently exercisable stock options to purchase 6,250 shares at $2.00 per share until October 23, 2000 and 25,000 shares at $.625 until September 30, 1998.

                               CHANGES IN CONTROL

         The reporting persons in the group, as that term is used in section 13(d)(3) of the Exchange Act, agree that the present members of the Company's board of directors are acting in a manner inconsistent with maximizing the market price of the Company's stock. Accordingly, the above listed reporting persons have agreed to demand a shareholders meeting and to vote for the removal of members of the present board of directors, said agreement is not in writing. As a result of said demand for shareholder meeting, members of the group have entered into an agreement ("Control Agreement") with the current officers and directors of the Company, including Melvin Wedgle, current President of the Company, whereby Messrs. Edelstein, Snyder, and Rudden will resign as members of the board of directors. It is further agreed that Messrs. Wedgle and Agron, the remaining two directors, will appoint Messrs. Van Gundy, Skidell, and Honigsfeld to fill the vacancies created on the board, thereby transferring control of the company away from present management to control by the group. Mr. Wedgle has also agreed to resign as President of the Company.

         The members of the group, listed above, as that term is used in section 13(d)(3) of the Exchange Act, have acquired control of the Company. The basis of control is a non-written agreement between members of the group and the current officers and directors whereby three current directors, Messrs. Edelstein, Snyder, and Rudden agree to resign as members of the board of directors. Furthermore Messrs. Wedgle and Agron, the remaining two directors, agree to appoint Messrs. Van Gundy, Skidell, and Honigsfeld to fill the vacancies created on the board, thereby transferring control of the company away from present management to the group.

         As a result of the group's actions, the following individuals have been nominated to the following positions:

         Name                                   Title
         ----                                   -----

         Charles C. Van Gundy                   President/Director

         Jack Skidell                           Director

         Mark Honigsfeld                        Director

         Members of the group, as that term is used in section 13(d)(3) of the Exchange Act, listed above, were long term investors in of the Company and did not expend any additional consideration in acquiring control of the Company. The group filed a 13D on August 21, 1997 stating that they intended to demand a shareholders meeting and to vote for the removal of members of the current board of directors. It was the filing of the 13D which led to the nonwritten agreement between the group and the Company's current officers and directors transferring control to the group.

         The members of the group beneficially own 13.47% of the outstanding voting securities

         As a result of the group's actions, control is the Company was assumed from the following individuals who have voluntarily chosen to resign from their positions as officers and members of the board of directors:

         Name                                   Title
         ----                                   -----

         Daniel B. Rudden                       Director

         Stanley M. Edelstein                   Director

         Larry M. Snyder                        Director

         Melvin Wedgle                          President

         Although Mr. Wedgle has agreed to voluntarily resign from his position as President, he will retain his position as a member of the board of directors.

         No director, officer or affiliate of the registrant, nor any owner of record of more than five percent of any class of voting securities of the registrant, or security holder, is a party adverse to the registrant or any of its subsidiaries nor has a material interest adverse to the registrant or any of its subsidiaries

               IDENTIFICATION OF EXECUTIVE OFFICERS AND DIRECTORS

CURRENT EXECUTIVE OFFICERS AND DIRECTORS

         The following table sets forth certain information as to each current executive officer and directors' age, all positions held with the Company, and the year when each person first became an executive officer or director of the Company.

Name                          Age       Office                   Officer or
----                          ---       ------                   Director Since
                                                                 --------------

Melvin Wedgle (3)             44        Chief Executive          1980
                                        Officer, President
                                        and Director

Jack Simon                    44        Secretary, Chief         1997
                                        Financial Officer

Stanley M. Edelstein (1)      43        Director                 1991

Larry M. Snyder (1)           45        Director                 1994

Daniel B. Rudden (2)          49        Director                 1989

Gary A. Agron (2)             52        Director                 1989

--------------

(1) last elected in 1996
(2) last elected in 1995
(3) last elected in 1997

         All directors are elected to three (3) year terms

         Melvin Wedgle has been Chief Executive Officer and President of the Company since its inception in 1980. He was last appointed to these positions in 1997 for a 1 year term.

         Jack Simon has been Secretary and Chief Financial Officer of the Company since 1997. He was appointed for a 1 year term.

NOMINATED OFFICERS AND DIRECTORS

         The following table sets forth information as to each nominated executive officer and director.

Name                                Age                    Office
----                                ---                    ------

Charles C. Van Gundy                44                     Director, President

Jack Skidell                        55                     Director

Mark Honigsfeld                     43                     Director

         Aside from Mr. Van Gundy's nomination as President, no other officers have as of yet been nominated.

         The nominated officers and directors have a non-written agreement with members of the group and the current officers and directors whereby three of the current directors, Messrs. Edelstein, Snyder, and Rudden agree to resign as members of the board of directors. Furthermore Messrs. Wedgle and Agron, the remaining two directors, agree to appoint Messrs. Van Gundy, Skidell, and Honigsfeld to fill the vacancies created on the board. Messrs. Van Gundy, Skidell, and Honigsfeld have an agreement with the group to appoint Charles Van Gundy as President of the Company.

                               BUSINESS EXPERIENCE

CURRENT EXECUTIVE OFFICERS AND DIRECTORS

         Melvin Wedgle has been Chief Executive Officer and President of the Company since its inception in 1980. Mr. Wedgle's grandfather and father operated pawnshops in Denver, Colorado for many years and Mr. Wedgle was employed in the family pawnshop business from 1970 until 1980. He devotes substantially all of his time to the Company's affairs.

         Stanley M. Edelstein has been employed by The Pacesetter Corporation ("Pacesetter") since 1978 and is currently its Executive Vice President and Secretary. Pacesetter manufactures and sells home improvement products. Mr. Edelstein is also responsible for customer service and legal affairs. Mr. Edelstein holds a Bachelor's degree from the University of Colorado (1975) and a Master's degree the University of Nebraska (1977). From 1967 to 1975, Mr. Edelstein was employed in the pawn shop business in Denver, Colorado. He devotes such time as is necessary to the Company's affairs.

         Larry M. Snyder earned his Bachelor of Arts degree from the University of Colorado in 1973 and his Juris Doctorate degree from the University of San Francisco School of Law in 1976. Since 1977 he has been engaged in the private practice of law in Denver, Colorado, and has been general counsel to the Company since 1988. He devotes such time as is necessary to the Company's affairs.

         Gary A. Agron earned his Bachelor of Arts degree from the University of Colorado in 1966 and his Juris Doctor degree from the University of Colorado School of Law in 1969. Since 1969, he has been engaged in the private practice of law in Denver, Colorado, and since 1974, has specialized exclusively in securities law. Mr. Agron has acted as the Company's securities counsel since 1988. He is a director of Xedar Corporation, a publicly-held high technology research and development firm and Meadow Valley Corporation, a publicly-held heavy construction contractor. He devotes such time as is necessary to the Company's affairs.

         Daniel B. Rudden owned and operated 50 Colortyme Rent to Own stores from 1979 until December 1989 when he sold 45 of the stores to Colortyme, Inc., a national franchisor of rent to own stores. Mr. Rudden acted as Colortyme's president from December 1989 to December 1991. Since December 1991, he owned and operated seven Colortyme Rent to Own stores in the Denver, Colorado metropolitan area. In March 1996, he sold all his Colortyme Rent to Own stores to RTO, Inc. d/b/a Home Choice, a publicly held operator of rent to own stores. Mr. Rudden is currently a consultant to RTO, Inc. He devotes such time as is necessary to the Company's affairs.

NOMINATED EXECUTIVE OFFICERS AND DIRECTORS

         Mr. Honigsfeld joined the Compu-Dawn, Inc. ("CDI") as Chairman of the Board, Secretary and a director in August 1996 and, effective October 1, 1996, he was elected Chief Executive Officer of the Company. In 1978, he founded Facelifters Home Systems, Inc. ("FACE"), a cabinet manufacturing and installation company for which he served as Chief Executive Officer and Chairman of the Board until April 25, 1996. On such date, FACE, a publicly-traded company, was acquired a New York Stock Exchange company in a transaction valued at approximately $70 million to FACE's stockholders. Prior to the merger, FACE's revenues on an annualized basis approached $50 million. As the founder, Chief Executive Officer and Chairman of the Board, Mr. Honigsfeld was directly involved in the planning and development of almost all areas of FACE's business, including corporate finance, public offerings, investor relations, mergers and acquisitions, licensing, product design and engineering, sales and marketing, manufacturing, field installation, customer service, management information services and management training. Prior to the sale transaction, FACE had approximately 600 employees and associates representing its products and services at 28 locations in 14 states, approximately 135 telemarketing personnel, 180 direct sellers, 120 manufacturing employees and 165 supervisory, management and administrative personnel. In addition, FACE had working arrangements with approximately 175 independent contracting companies nationwide. Mr. Honigsfeld hold a Bachelor of Science Degree in Industrial Arts, magna cum laude, and a Master of Science Degree in Industrial Arts, with honors, from City College of the City University of New York.

         Charles C.Van Gundy was employed by the Company from January 1992, until mid 1997, first as its Assistant Controller, and subsequently as its Controller and Vice President of Accounting, and later as its Vice President and Chief Financial Officer. Mr. Van Gundy earned his Bachelor of Science degree in accounting and finance from Metropolitan State College of Denver in 1979, and subsequently studied law at the University of San Diego School of Law until 1981. From 1982 to 1992 he served as an accounting officer for various mutual fund, high technology and economic redevelopment organizations.

         Jack Skidell is and has been for the past five years, President and sole shareholder of Colin Winthrop & Co., Inc., a New York based broker dealer, registered under Section 15 of the Securities Exchange Act of 1934, which is currently a market maker of the Company's common stock. In addition, Mr. Skidell is also President of Shelter Rock Securities Corporation, a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 which voluntarily ceased to do business as a broker-dealer in 1990.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

         Mr. Skidell failed to comply with Schedule C, Part I, paragraph (1)(e) of the NASD's By- Laws in that Colin, Winthrop & Co., Inc. ("CW") violated its inventory limitation provision.

Without admitting or denying the allegations, Mr. Skidell and CW consented to a finding that they violated Article III, Section I of the NASD's Rules of Fair Practice and consented to a censure and a $1,500 fine. March 3, 1993. NASD, DBCC No. 10 Complaint No.: C10930034. Mr. Skidell took the corrective measures of requiring a second principal of CW check the trading positions on an ongoing basis to ensure that CW does not repeat the oversight.

         In addition, Mr. Skidell and CW consented to a censure and a $3,000 fine by the NASD as a result of Mr. Skidell's failure to supervise two customer accounts, October 25, 1995.
NASD, DBCC No. 10 Complaint No.: C10950064.

                 CERTAIN BUSINESS RELATIONSHIPS AND TRANSACTIONS

         Messrs. Agron and Snyder, current directors of the Company, perform legal services on the Company's behalf. During fiscal year 1996, Messrs. Agron and Snyder received legal fees from the Company totaling $21,936 and $16,124 respectively.

         The Company leases one of its pawnshop locations from Melvin Wedgle, its President, at a monthly rental of $6,600. The Company believes the rental rate is as fair to the Company as rates which could have been obtained in arm's length transactions with unaffiliated third parties.

         The Company was indebted at December 31, 1996 in the aggregate amount of approximately $838,000 for loans advanced to the Company by shareholders, employees and by members of Melvin Wedgle's family. These loans are unsecured, bear interest between 10% and 15% per annum, were used for working capital and are due on dates ranging from February 1998 to December 1999. The terms of the loans are believed to be as fair as terms which could have been obtained in arm's length transactions with unaffiliated third parties.

         As of December 31, 1996, Melvin Wedgle owed the Company $74,000 for cash loans advanced to him during the course of his employment with the Company. Mr. Wedgle's loan is evidenced by a promissory note which is due September 30, 1997 bears interest of 9% per annum and is collateralized by 100,000 common shares in the Company.

         The Company has adopted a policy that no additional loans will be advanced to executive officers or directors in the Company except upon the affirmative vote of a majority of the Company's disinterested directors.

         On January 27, 1996, the Company adopted the 1996 Consultant's Stock Option Plan (the "Consultant Plan") under which 500,000 shares of the Company's common stock have been reserved for issuance at prices not less than 75% of the fair market value of the option stock on the date of grant. On February 7, 1996, the Company registered all shares reserved under the Consultant Plan. The Company believes that the Consultant Plan will enhance stockholder investment by attracting, retaining and motivating consultants and employees of the Company and encouraging stock ownership by such consultants and employees by providing a means to acquire a proprietary interest in the Company's success. On February 7, 1996, the Company entered into an agreement with Philip J. Davis (the "Davis Agreement") to provide investment banking, investor relations and acquisition/merger related consulting services to the Company. Pursuant to the Davis Agreement and under the Consultant's Plan, the Company granted Mr. Davis an option to purchase 150,000 shares at $1.50 per share 50,000 shares at $2.50 per share and 50,000 shares at $3.50 per share until February 7, 1997. As of this date, all options granted under the Davis Agreement have been exercised. On April 24, 1996, the Company entered into an agreement with James A. Favia (the "Favia Agreement") to provide investment banking consulting services to the Company. Pursuant to the Favia Agreement and under the Consultant's Plan, the Company granted Mr. Favia an option to purchase 50,000 shares of the Company's common stock at $2.1875 per share until April 24, 1997. As of this date, all options granted under the Favia Agreement have been exercised.

      COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

         The Company's executive officers and directors are required to file under the Securities Exchange Act of 1934 reports of ownership and changes of ownership in securities of the Company with the Securities and Exchange Commission. Based solely upon copies of such reports and information provided to the Company by individual executive officers and directors, the Company believes that during the year ended December 31, 1996 all executive officers and directors complied with such reporting requirements except for Mr. Rudden, who did not timely file one statement of changes in ownership on Form 4.

         The Company does not have a standing audit, nominating and compensation committees of the Board of Directors, or committees performing similar functions.

         During the last full fiscal year, the Company held six (6) board meetings. None of the directors attended fewer than 75 percent of the aggregate of (1) the total number of meetings of the board of directors and (2) the total number of meetings held by all committees of the board on which he served, during the periods in which he served.

                                  RENUMERATION

                           SUMMARY COMPENSATION TABLE

                           Fiscal     Annual    Other Annual   Long-Term
Name and Position          Year       Salary    Compensation   Compensation
                                                               Stock Options(#)
-----------------          ------     ------    ------------   ----------------

Melvin Wedgle             12/31/96   $157,000        -0-           200,000
President and
Chief Executive Officer

                        OPTION GRANTS IN LAST FISCAL YEAR

                                                                    Potential Realizable
                          % of             Exercise                 Value at Assumed Annual
           Options        Total            Price                    Rates of Stock Price
Name       Granted (1)    Granted          per Share Expiration     Appreciation for Option
                          in Fiscal Year   ($/Sh)(2)   Date (3)              Term 4
                                                                    5% ($)          (10%($)

Melvin     200,000        87%              $1.81       3/25/04      $227,660       $576,935
Wedgle       8,000         3%              $1.70      12/28/05      $  8,553       $ 21,675


         (1) On March 25, 1995, the shareholders approved an option to purchase 600,000 shares of common stock exercisable in equal installments each year commencing from March 24, 1994 only if certain profitability criteria are met as reported at September 30, 1994,1995 and December 31, 1996 and to expire in March 2004. As of this date, 275,000 of the 600,000 options approved for Mr. Wedgle have expired due to the failure to meet such profitability criteria for the fiscal years ended September 30, 1994 and 1995. On June 22, 1996, the shareholders approved the 1995 Directors' Stock Option Plan under which each director may be granted options to purchase up to 15,000 shares of common stock exercisable in equal installments each year commencing from September 30, 1995 only if certain profitability criteria are net as reported at September 30, 1995 and December 31, 1996 and 1997. As of this date, 2,000 of the options approved for each director have expired due to the failure to meet certain profitability criteria for the fiscal year ended September 30, 1995.

(2)  All options were granted at market value at the date of grant.

(3) Mr. Wedgle's options have a ten-year term, subject to termination between 30 days to one year following termination of employment in certain events and is exercisable only if certain profitability criteria are met.

(4) Gains are reported net of the option exercise price, but before taxes associated with exercise. These amounts represent certain assumed rates of appreciation only. Actual gains, if any, on stock option exercises are dependent on the future performance of the common stock, overall stock conditions, as well as the option holders' continued employment through the vesting period. The amounts reflected in this table may not necessarily be achieved.

                       AGGREGATED OPTION EXERCISES IN LAST
                  FISCAL YEAR AND FISCAL YEAR END OPTION VALUES

                                                                          Value of Unexercised
                                                     Number of Unexercised Options        In-the-Money Options at
            Shares Acquired                               At Fiscal Year End                 Fiscal Year End(2)
Name        on Exercise(#)     Value Realized($)(1)   Exercisable    Unexercisable      Exercisable     Unexercisable
---------   ---------------    --------------------   -----------    -------------      -----------     -------------
Melvin
Wedgle         119,000               $283,119            251,500          -0-             $735,760           -0-


(1) Represents the difference, if any, between the market value of the Company's common stock at exercise and the exercise price of the options.

(2) Represents the difference, if any, between the market value of the Company's common stock on December 31, 1996 and the exercise price of the options.

         On December 14, 1988, the Company's shareholders approved an Incentive Stock Option Plan (the "Plan") for the benefit of the Company's employees. The Company believes that the Plan provides an appropriate incentive to certain employees to maintain a continued interest in the operation and future of the Company. The terms of the Plan provide that the Company is authorized to grant options to purchase shares of common stock to selected employees including officers and directors upon the unanimous consent of all of the Company's directors. The Company will select the optionees and determine the terms and conditions of the stock option grant. However, the purchase price to be paid by optionees for the option shares will not be less than the fair market value of the option shares on the date of grant. Employees owning more than 10% of the outstanding shares of any class of securities of the Company must be granted options at a purchase price of at least 110% of the fair market value of the shares on the date of the grant. No option can be exercised for a period of twelve months following the date of grant, and the employee must exercise options during employment or within 30 days of termination of employment. The Company has registered the shares underlying the options under the Securities Act of 1933, as amended, so that the shares will be free trading when issued. The options are granted for a term of six years, and during such term, may be exercised 33.3% after one year and an additional 33.3% during each of the succeeding two years. A total of 125,000 shares of the Company's authorized but unissued common stock had been reserved for possible issuance pursuant to the Plan. On March 25, 1995, the Company's Board of Directors increased the number of shares of the Company's authorized but unissued common stock reserved for possible issuance pursuant to the Plan to 275,000 shares. On July 25, 1995, the Company registered the increase in shares reserved for possible issuance pursuant to the Plan. To date, options totaling 316,165 shares have been issued under the Plan, exercisable at $0.68 to $5.12 per share, options totaling 96,457shares have been exercised at $0.68 to $2.56 per share and options totaling 99,000 have expired, leaving options totaling 120,708 shares outstanding. On February 6, 1990, the Company granted to Fred A. Baker options to purchase 50,000 shares (the "Baker Option") at $0.50 per share at any time until February 6, 1995. During 1995, the Company extended the Baker Option until August

1, 1996. On July 25, 1995, the Company registered the Baker Option. At November 30, 1995, the Baker Option was fully exercised.

         On September 30, 1990, the Company agreed to grant Messrs. Wedgle and Baker options to purchase up to 50,000 shares each (the "Wedgle Option" and "Baker Option") at $0.625 per share at any time until September 30, 1995, if and only if the Company realized net after tax income of at least $250,000 for the fiscal year ended September 30, 1991. Such net income was realized by the Company and the Wedgle and Baker Options were issued in December 1991. During 1995, the Company extended the Baker Option until August 1, 1996 and extended the Wedgle Option until September 30, 1998. On July 25, 1995, the Company registered the Wedgle and Baker Options. At February 1, 1996, the Baker Option was fully exercised. As of this date, 25,000 shares of the Wedgle Option have been exercised.

         On March 25, 1995, the shareholders approved a proposal authorizing the Company to grant Mr. Wedgle options to purchase up to 200,000 shares of the Company's common stock each year for three years at $1.81 (the "Executive Options") until March 24, 2004. The Executive Options were further limited based upon the Company achieving certain levels of after tax net income for the years ended or ending September 30, 1994, 1995 and December 31, 1996. No Executive Option was granted for the year ended September 30, 1994 due to the Company's failure to meet the minimum after tax net income requirement for that year. On September 30, 1995, the Company granted an Executive Option for 125,000 shares for the year ended September 30, 1995 based on the Company achieving a certain level above the minimum after tax net income requirement for that year. On December 31, 1996, the Company issued an Executive Option for 200,000 shares for the year ended December 31, 1996 based on the Company achieving a certain level above the minimum after tax net income requirement for that year. As of this date, options for 105,000 shares have been exercised and options for 220,000 shares are outstanding.

         On July 21, 1995, the Company established the 1995 Directors' Stock Option Plan (the "Directors' Plan"). The Directors' Plan was approved by the shareholders on June 22, 1996. The Company believes that the Directors' Plan will enhance stockholder investment by attracting, retaining and motivating directors of the Company and to encourage stock ownership by such directors by providing a means to acquire a proprietary interest in the Company's success. Under the Directors' Plan, each director (five in total) may be granted options to purchase up to 15,000 shares of the Company's common stock in equal installments over a three year period beginning September 30, 1995 at prices not less than the fair market value of the option shares on the date of grant and exercisable for no more than ten years from date of grant. Any director owning more than 10% of the total combined voting power of all classes of stock of the Company must be granted options at a purchase price of a least 110% of the fair value of the option shares on the date of grant.


         Each installment granted to each director may be further limited based upon the Company achieving the following percentage of after tax net income to total revenues for the three fiscal years ending September 30, 1995 and December 31, 1996 and 1997:

        After Tax                    Options Issuable for Years Ending
       Net income %              9-30-95           12-31-96         12-31-97
      ---------------           ---------         ----------       ----------
      2.9 or lower %               -0-                -0-              -0-
      3.0 to 5.9%                 3,000              3,000            3,000
      6.0 to 6.9%                 4,000              4,000            4,000
      7.0 or higher %             5,000              5,000            5,000

         Based upon the audited financial statements of the Company for the years ended September 30, 1995 and December 31, 1996, the percentage of after tax net income to total revenues was 5.6% and 7.5%, respectively. For the years ended September 30, 1995 and December 31, 1996, each director as been issued options to purchase a total of 8,000 shares of the Company's Common Stock at $1.70 per share exercisable any time until December 28, 2005.

         No retirement, pension, profit sharing or other similar program has been adopted by the Company. Except as stated above, no warrants or options have been granted to any officer, director or other employee of the Company. In the future, the Company may offer stock bonus and profit sharing or pension plans to the employees or executive officers of the Company in such amounts and upon such conditions as the Board of Directors may determine in its sole discretion.


                               Caro & Graifman, P.C.
                               for U.S. Pawn, Inc.

September 26, 1997